Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP CONTINUES TO INTERCEPT HIGH GRADE SILVER-LEAD-ZINC ZONES WITH
EXTENSIVE WIDTH AT THE SGX MINE, YING MINING DISTRICT, HENAN PROVINCE, CHINA

VANCOUVER, British Columbia – November 26, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report results of the underground infill diamond drilling program for vein S7-1 (“S7-1”) which is the current main production vein at the SGX (Ying) mine (“SGX”), Ying Mining District, Henan Province, China.

Highlights of selected intercepts:

•

Hole ZK7AS7-103 intercepted a zone averaging 9.22m true width, grading 445 g/t Ag, 11.56% Pb and 2.80% Zn at the 445m elevation, including a massive galena zone, 1.57m true width grading 1,496 g/t Ag, 39.12% Pb, and 9.31% Zn;

•

Hole ZK9S7-123 intercepted a zone averaging 10.03m true width, grading 646 g/t Ag, 4,34% Pb and 1.32% Zn at the 477m elevation, including an interval 1.42m true width grading 2,056 g/t Ag, 0.88% Pb and 1.98% Zn, and a massive galena zone 1.32m true width grading 2,497 g/t Ag, 30.58% Pb, and 4.58% Zn;

•

Cross cut tunnel CM101-S7-1-450-SYM-ECM intersected a zone 7.33m true width grading 681 g/t Ag, 2.20% Pb and 3.13% Zn at the 450m level, including an interval 1.30m true width, grading 3,137 g/t Ag, 0.14% Pb and 0.38% Zn, and;

•

Hole ZK9S7-107 intercepted a zone averaging 4.40m true width, grading 378 g/t Ag, 6.87% Pb and 1.47% Zn at the 467 elevation, including a massive galena zone, 0.62m true width grading 1,236 g/t Ag, 40.10% Pb, and 6.23% Zn.

As recommended in the May 2012 NI 43-101 technical report prepared by AMC Consultants the cutoff grades in the mineral resource estimates for the Ying Mining District have been reduced (lowered to 150 grams per tonne (“g/t”) silver equivalent (“AgEq”) from 300 g/t AgEq at the SGX (Ying) mine, and 100 g/t AgEq from 150 g/t AgEq at HPG, LM and TLP mines). As a result, the more selective re-suing mining method, which follows narrow high grade sulfide (massive galena) zones, is gradually being phased out for the less selective, bulk shrinkage mining. This change will likely capture a greater proportion of the ore, lowering the cost of extraction per ounce, and increasing cost efficiency. To facilitate this change an intensive infill drilling program was initiated in July 2012, especially on S7-1 at the SGX mine to more clearly define the ore body boundary.

The infill drill program has systematically revealed the existence of alteration zones containing silver and low lead-zinc contents outside of higher grade silver-lead-zinc stringers (massive galena) within the vein structure of S7-1. One such example is cross-cut tunnel CM101-S7-1-450-SYM-ECM which cuts through S7-1 on the 450m level near Line 7+70 and intersected S7-1 averaging 7.33 metres (“m”) true width, grading 681 g/t silver (“Ag”), 2.20% lead (“Pb”), 3.13% zinc (“Zn”). Channel samples SG0755 and SG0756 occur just outside the narrow high sulfide zone (sample SG0757) and contain high-grade silver (up to 6,514 g/t) but almost no visually identifiable lead and zinc sulfides (0.14% Pb and 0.25% Zn).

Through observations made during the mining process, ore body boundaries can no longer be visually identified by the occurrences of lead and zinc sulfide as practiced previously (since the elevated silver content occurring in alteration rocks do not contain visually identifiable galena) and as such need to be identified using assay results. Individual sample assays from different drill holes listed in Table 1 below show that high silver low lead and zinc intercepts exist in almost every drill hole. This renewed understanding of geology, alteration, and mineralization of S7-1 and other veins at the SGX mine introduces the need for denser infill drilling of 25m by 40m spacing (previously 80m by 100m) and may have a positive impact on the future resource estimates.

Previously, stopes were designed to use the more selective re-suing method to mine the high galena zones within the S7-1 structure. Denser infill drilling (15m by 20m) and cross cut tunnelling was completed for a mineralized block of S7-1 between the 490m to 450m levels and the exploration lines 7+40 to 9+20, resulting in a much wider ore body with separate high silver-lead-zinc and high silver zones. The average true width of the eight drill holes (ZK9S7-104, ZK9S7-107, ZK9S7-123, ZK9S7-111, ZK9S7-152, ZK9S7-153, ZK7AS7-150, and ZK07AS7-103) and two cross cut tunnels (CM101-450-S7-1-ECM3 and CM101-450-S7-1-ECM) of the block is 5.49m grading 357g/t Ag, 3.95% Pb, and 2.51% Zn. As a result of this dense infill drilling and cross cut tunnelling, a much wider ore body with lower grades was defined and therefore the shrinkage mining method will be used to mine the stopes.

Since August 1, 2012, (when the Company last reported exploration results for SGX), 5,966m of drilling in 33 drill holes has been completed for S7-1 using eight drill rigs. Assay results for 14 of the 20 holes intercepted significant high grade silver-lead-zinc mineralization with the results for the remaining holes pending. Currently, 33 underground and three surface drill rigs are completing infill drilling at the different mines in the Ying Mining District.

Table 1: Selected drill hole and cross cut tunnel assay results from the S7-1 vein at the SGX mine

Exploration Line	Drill Hole/Cross Cut Tunnel	Sample No	From (m)	To (m)	Interval (m)	Horizontal Width (m)	True Width (m)	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)
1	ZK0110	K588062	275.59	277.02	1.42	0.83	0.78	212	151	0.15	0.06
1	ZK0110	K588063	277.02	278.11	1.09	0.63	0.60	211	8	0.12	0.02
1	ZK0110	K588064	278.11	278.48	0.37	0.22	0.20	210	636	30.62	0.18
1	ZK0110	K588065	278.48	280.40	1.92	1.12	1.05	209	14	0.40	0.10
1	ZK0110	K588066	280.40	282.12	1.72	1.00	0.94	207	13	0.24	0.09
1	ZK0110	K588067	282.12	282.79	0.67	0.39	0.37	206	1186	59.86	0.87
1	ZK0110	K588068	282.79	283.41	0.62	0.36	0.34	206	583	6.16	0.65
1	ZK0110	K588069	283.41	284.69	1.28	0.75	0.70	205	56	0.93	0.25
	Weighted Average		275.59	284.69	9.09	5.30	4.98	207	191	6.39	0.20
5	ZK05S7-102	M800544	246.87	247.63	0.76	0.49	0.47	504	1315	0.42	4.22
5	ZK05S7-102	M800545	247.63	249.01	1.38	0.90	0.87	503	234	0.27	3.35
	Weighted Average		246.87	249.01	2.14	1.39	1.34	503	615	0.32	3.65
7+50	ZK7AS7-150	M800721	37.10	38.20	1.10	0.95	0.91	488	48	4.17	0.89

Exploration Line	Drill Hole/Cross Cut Tunnel	Sample No	From (m)	To (m)	Interval (m)	Horizontal Width (m)	True Width (m)	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)
7+50	ZK7AS7-150	M800722	38.20	39.80	1.60	1.29	1.25	488	7	0.30	0.62
7+50	ZK7AS7-150	M800723	39.80	41.30	1.60	1.30	1.25	487	258	0.61	0.67
7+50	ZK7AS7-150	M800724	41.30	42.80	1.50	1.26	1.22	487	16	0.25	4.30
	Weighted Average		37.10	42.80	5.80	4.80	4.63	488	85	1.14	1.65
7+50	ZK07AS7-103	K590636	202.45	203.56	1.12	0.80	0.77	475	268	0.24	0.28
7+50	ZK07AS7-103	K590637	203.56	204.73	1.16	0.83	0.80	474	2166	59.29	11.75
7+50	ZK07AS7-103	K590638	204.73	205.72	0.99	0.70	0.68	473	906	20.56	7.68
7+50	ZK07AS7-103	K590639	205.72	207.24	1.52	1.08	1.04	472	47	4.48	0.75
7+50	ZK07AS7-103	K590640	207.24	209.13	1.90	1.35	1.30	470	4	0.16	0.24
7+50	ZK07AS7-103	K590641	209.13	211.04	1.91	1.35	1.31	468	12	1.32	0.47
	Weighted Average		37.10	209.13	12.49	9.56	9.22	475	445	11.56	2.80
		including	203.56	204.73	2.28	1.63	1.57	474	1496	39.12	9.31
7+60	ZK9S7-151	M802720	67.15	67.88	0.73	0.67	0.64	509	382	3.38	17.92
7+60	ZK9S7-151	M802721	67.88	70.15	2.27	2.06	1.99	510	113	0.28	0.28
	Weighted Average		67.15	70.15	3.00	2.73	2.63	510	179	1.04	4.61
7+60	ZK9S7-152	K590610	33.65	34.84	1.19	1.13	1.09	485	634	2.69	3.62
7+60	ZK9S7-153	M800657	31.87	34.09	2.23	1.69	1.64	472	174	0.11	0.14
7+60	ZK9S7-153	M800658	34.09	34.84	0.74	0.57	0.55	472	522	18.54	13.58
7+60	ZK9S7-153	M800659	34.84	36.08	1.25	0.95	0.92	471	16	0.10	0.54
7+60	ZK9S7-153	M800660	36.08	37.34	1.26	0.96	0.92	470	3	0.03	0.05
7+60	ZK9S7-153	M800661	37.34	39.29	1.94	1.48	1.43	469	7	0.10	0.23
7+60	ZK9S7-153	M800662	39.29	39.87	0.58	0.44	0.43	468	40	0.25	15.37
	Weighted Average		31.87	39.87	8.00	6.09	5.89	470	105	1.83	2.57
7+60	ZK9S7-154	M800706	36.88	37.65	0.77	0.63	0.61	443	206	0.17	0.39
7+60	ZK9S7-154	M800707	37.65	39.44	1.79	1.47	1.42	442	5	0.09	0.11
7+60	ZK9S7-154	M800708	39.44	41.21	1.77	1.45	1.41	442	22	0.06	0.17
7+60	ZK9S7-154	M800709	41.21	42.03	0.82	0.67	0.65	442	46	2.77	2.50
7+60	ZK9S7-154	M800710	42.03	42.80	0.77	0.63	0.61	441	1377	56.31	7.76
7+60	ZK9S7-154	M800711	42.80	44.32	1.52	1.25	1.21	441	262	1.44	1.98
	Weighted Average		36.88	44.32	7.44	6.10	5.91	442	229	6.47	1.59
7+80	ZK9S7-123	K590115	23.24	23.75	0.51	0.47	0.45	480	240	0.14	2.08
7+80	ZK9S7-123	K590116	23.75	25.27	1.52	1.40	1.35	480	<2.0	<0.005	0.01
7+80	ZK9S7-123	K590117	25.27	26.87	1.60	1.47	1.42	479	2056	0.88	1.98
7+80	ZK9S7-123	K590118	26.87	28.86	1.99	1.83	1.76	478	33	0.33	0.50
7+80	ZK9S7-123	K590119	28.86	30.31	1.45	1.34	1.29	477	16	0.25	0.91
7+80	ZK9S7-123	K590120	30.31	31.97	1.66	1.53	1.47	476	11	0.27	0.66
7+80	ZK9S7-123	K590121	31.97	33.46	1.49	1.37	1.32	475	2497	30.58	4.58
7+80	ZK9S7-123	K590122	33.46	34.55	1.09	1.00	0.97	474	71	0.55	0.43
	Weighted Average		23.24	34.55	11.31	10.41	10.03	477	646	4.34	1.32
		including	25.27	26.87	1.60	1.47	1.42	479	2056	0.88	1.98
		including	31.97	33.46	1.49	1.37	1.32	475	2497	30.58	4.58
7+80	ZK9S7-111	M846709	24.68	26.29	1.61	1.40	1.35	473	135	1.96	7.50
7+80	ZK9S7-111	M846710	26.29	27.78	1.49	1.30	1.25	472	33	0.32	0.50
7+80	ZK9S7-111	M846711	27.78	28.94	1.16	1.01	0.97	472	8	<0.10	<0.10
7+80	ZK9S7-111	M846712	28.94	30.04	1.10	0.96	0.92	472	<5	<0.10	<0.10
7+80	ZK9S7-111	M846713	30.04	31.10	1.06	0.92	0.89	471	8	<0.10	<0.10
7+80	ZK9S7-111	M846714	31.10	32.36	1.26	1.10	1.06	471	19	0.41	0.59
7+80	ZK9S7-111	M846715	32.36	33.50	1.14	0.99	0.96	470	<5	<0.10	<0.10
7+80	ZK9S7-111	M846716	33.50	34.71	1.21	1.05	1.02	470	<5	<0.10	<0.10
7+80	ZK9S7-111	M846717	34.71	36.25	1.54	1.34	1.29	469	52	0.12	<0.10
7+80	ZK9S7-111	M846718	36.25	37.73	1.48	1.29	1.24	469	667	21.16	7.77
	Weighted Average		24.68	37.73	13.05	11.36	10.95	471	105	2.73	1.92

Exploration Line	Drill Hole/Cross Cut Tunnel	Sample No	From (m)	To (m)	Interval (m)	Horizontal Width (m)	True Width (m)	Elevation (m)	Ag (g/t)	Pb (%)	Zn (%)
7+80	ZK9S7-124	K590327	36.90	37.60	0.70	0.71	0.69	442	35	0.35	0.41
7+80	ZK9S7-124	K590328	37.60	39.10	1.50	1.53	1.48	441	783	5.18	8.88
	Weighted Average		36.90	39.10	2.20	2.24	2.17	442	546	3.65	6.20
7+80	ZK9S7-125	K590140	49.79	51.37	1.58	1.01	0.98	408	204	2.33	5.79
7+80	ZK9S7-125	K590141	51.37	52.81	1.44	0.92	0.89	406	222	5.83	2.33
	Weighted Average		49.79	52.81	3.02	1.93	1.87	407	212	4.00	4.14
9	ZK9S7-104	K590284	198.57	199.59	1.02	0.95	0.87	478	177	2.93	2.30
9	ZK9S7-107	M802516	42.08	43.55	1.47	1.12	1.08	468	18	0.37	0.27
9	ZK9S7-107	M802517	43.55	44.51	0.96	0.73	0.70	467	383	3.70	0.45
9	ZK9S7-107	M802518	44.51	45.73	1.22	0.93	0.90	467	500	2.60	1.88
9	ZK9S7-107	M802519	45.73	46.57	0.84	0.64	0.62	466	1236	40.10	6.23
9	ZK9S7-107	M802520	46.57	48.07	1.50	1.14	1.10	465	149	0.13	0.28
	Weighted Average		42.08	48.07	5.99	4.56	4.40	467	378	6.87	1.47
		including	45.73	46.57	0.84	0.64	0.62	466	1236	40.10	6.23
7+50		SG1224	1.10	1.60	0.50	0.50	0.43	450	12	0.26	1.08
7+50		SG1223	0.70	1.10	1.10	0.40	0.35	450	480	1.68	12.67
7+50	CM101-S7-1-	SG1222	0.00	0.70	0.70	0.70	0.61	450	5	0.29	0.59
7+50	450-SYM-ECM3	SG1205	0.00	0.50	0.50	0.50	0.43	450	153	3.41	29.08
7+50		SG1206	0.50	1.50	1.50	1.00	0.87	450	50	2.12	6.75
7+50		SG1207	1.50	2.50	2.50	1.00	0.87	450	153	5.95	6.83
	Weighted Average				4.10	4.10	3.55	450	117	2.63	8.33
7+70		SG0755	9.55	10.45	0.90	0.90	0.78	450	885	0.14	0.47
7+70		SG0756	10.45	11.05	0.60	0.60	0.52	450	6514	0.14	0.25
7+70		SG0757	11.05	11.23	0.18	0.18	0.16	450	2743	34.43	16.23
7+70		SG0758	11.23	11.83	0.60	0.60	0.52	450	97	2.20	3.05
7+70		SG0759	11.83	12.43	0.60	0.60	0.52	450	9	0.00	0.21
7+70		SG0760	12.43	13.03	0.60	0.60	0.52	450	63	0.00	0.59
7+70	CM101-S7-1-	SG0761	13.03	13.63	0.60	0.60	0.52	450	108	0.00	0.78
7+70	450-SYM-ECM	SG0762	13.63	14.23	0.60	0.60	0.52	450	80	2.78	1.16
7+70		SG0763	14.23	14.83	0.60	0.60	0.52	450	10	0.36	0.67
7+70		SG0764	14.83	15.43	0.60	0.60	0.52	450	95	3.35	3.95
7+70		SG0765	15.43	16.03	0.60	0.60	0.52	450	56	2.49	6.83
7+70		SG0766	16.03	16.81	0.78	0.78	0.68	450	275	6.22	14.56
7+70		SG0767	16.81	17.41	0.60	0.60	0.52	450	23	0.60	1.06
7+70		SG0768	17.41	18.01	0.60	0.60	0.52	450	46	0.41	1.14
	Weighted Average		9.55	18.01	8.46	8.46	7.33	450	681	2.20	3.13
		including	9.55	11.05	1.50	1.50	1.30	450	3137	0.14	0.38
		including	11.05	11.23	0.18	0.18	0.16	450	2743	34.43	16.23

Quality Control

Drill cores are in NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking with the remaining samples being shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute in Chengde, China, 226km northeast of Beijing, an ISO 9000 certified analytical lab. The samples are dried and crushed to minus 1mm and then split to a 200-300g sub-sample which is further pulverized to minus 200 mesh. Two sub-samples are prepared from the pulverized sample; one is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

Chip samples are prepared and assayed with AAS at Silvercorp’s mine lab located at the mill complex in Luoning County, China. Samples are dried at 100° to 105° C in an oven and are then crushed and pulverized through three procedures: preliminary crushing, intermediate crushing, and final pulverizing. Sample splitting is conducted at each procedure. A 200g sample of minus 150 mesh (0.1 mm) is prepared for assay. A duplicate sample of minus 1mm is made and kept at the lab for archives. A 0.5g pulp sample is treated with two-acid digestion and assayed for silver, lead, zinc and copper with AAS at the lab.

A routine quality assurance and quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains a comprehensive quality assurance and quality control program to ensure best practices are effected for drill core sample preparation and analysis. Project geologists regularly insert CRM field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are timely reviewed and evaluated by project geologists.

Myles Gao, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.